Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Registration Statement on Form S-4 filed by

CF B.V.: 333-207847

Date: March 31, 2016

2015 Annual Report

The past year has been about creating a platform for future growth to generate more cash flow to drive superior shareholder returns.

Donaldsonville, LA, Nitrogen Complex

To Our Stockholders: 2015 was the year that positioned CF Industries for our next round of significant growth and value creation. We made substantial progress and are nearing the finish line on our $4.6 billion North American capacity expansion projects. We took a big step internationally when we acquired the outstanding 50 percent in our U.K. joint venture. Additionally, we entered into a definitive agreement to grow both internationally and domestically via a combination with select businesses of OCI N.V. Finally, we entered into a strategic venture with CHS Inc., a leading North American cooperative and one of our largest customers. These actions have created the launchpad for CF Industries. As we look ahead in 2016, we are focused on delivering our promising future. Strategically, 2015 was a breakthrough year for CF Industries, and it was a strong year for us operationally as well. Although product prices were significantly lower year-on-year, our adjusted EBITDA was still $2.0 billion compared to $2.1 billion in 2014. Our business benefits from abundant, low-cost natural gas and operations in regions with continued dependence on imports. These structural benefits provide us strong margins and robust cash flow from operations. structural benefits, we have some of the lowest delivered costs for a broad range of nitrogen products to North America and the U.K. To maximize price realization for our products, we focus on providing the products which are most in demand to those customers with the most urgent needs. To accomplish this, we have increased both the flexibility of our asset base and our access to a wider range of customers, both domestic and abroad. We optimize our production mix between ammonia, urea, urea ammonium nitrate (UAN) and other products in order to maximize total margin dollars. We have also made significant investments in our distribution terminals to increase the inbound and outbound loading rates, increasing our inventory turns on those assets and reducing customer wait and load times. Access to different rail lines and export options allows us to serve our customers wherever they are in the world. 2 CF Industries Delivering Our Promising Future Our Strategy We produce and distribute nitrogen fertilizer, a commodity chemical. To generate superior returns, we focus on achieving the lowest delivered costs and maximizing price realization. While our strategy sounds pretty simple, a lot of work goes into executing it. Costs are driven by the price of natural gas, our primary feedstock, efficiency of operations, and distribution distances and modes. The majority of our manufacturing assets are located in North America, one of the lowest gas cost regions in the world. Operational excellence, including our focus on safety and on-stream factor, is a core capability of our organization and a significant driver of efficient operations. Scale also contributes to efficiency, enabling us to leverage everything from outstanding engineering talent to pooled spare parts across a broad network of assets. Our North American plants and distribution terminals span the cornbelt and provide access to all major rail carriers, both ammonia pipelines, navigable river systems and even deep water docks for export. As a result of these All of our investments and strategic initiatives are in support of our strategy to reduce delivered costs for our products and maximize price realization. Capital Allocation to Drive Shareholder Returns Our goal is to drive cash generation per share, and our capital allocation philosophy flows from that. We first look to reinvest in our business where we can identify opportunities that fit our strategy to reduce delivered costs and improve price realization. These opportunities must also generate risk-adjusted rates of return well above our cost of capital. We expect to distribute any available capital beyond that to shareholders in the form of dividends and share repurchases. Over the past five years, we have invested over $6 billion into the business to expand our production capacity and distribution assets, while at the same time, we have also returned over $5 billion to share-holders in the form of share repurchases. including the expectation that our effective tax rate will drop from 35 percent into the low 20’s. Overall, we expect to achieve approximately $500 million in after-tax run-rate synergies from the combination. Between our capacity expansion projects and the new facilities we expect to acquire from OCI, our productive capacity is projected to grow by over 60 percent by the end of 2016. Finally, in August 2015, we entered into a definitive agreement to form a strategic venture with CHS where they would purchase a minority equity interest in a CF subsidiary for $2.8 billion. Additionally, we entered into a long-term supply agreement where CHS is entitled to purchase, at market prices, up to approximately 1.7 million tons of urea and UAN annually. The strategic venture commenced in February 2016, at which time we received the $2.8 billion investment from CHS and began delivering product under the supply agreement. Investing in the business to grow cash generation, while at the same time reducing the outstanding share count, has had a dramatic impact for our shareholders. Since 2010, cash generation capacity per share has increased over 170 percent. Growth Our $4.6 billion capacity expansion projects in North America are quickly finishing up. In November 2015, the new urea plant at Donaldsonville, LA was the first expansion unit to begin production. In March 2016, the new Donaldsonville UAN plant also began to produce. We expect the final unit at Donaldsonville, the ammonia plant, will be mechanically complete by the end of the second quarter. Our Port Neal, IA, expansion is expected to be mechanically complete within the first half of 2016, with commissioning to take place in the third quarter. Once completed, these projects will increase our production capacity by over 25 percent, relative to our capacity at the end of the third quarter of 2015. Delivering our Promising Future I want to thank all of our employees for their unwavering commitment to continuously improve our safety perfor-mance while delivering strong operating results, a truly remarkable accomplishment. 3 2015 Annual Report Many of the strategic initiatives and investments we have made are already showing strong results. I am excited that over the next few months all of our initiatives are slated to move from planning and development into actually generating cash flow, delivering value to our shareholders. The future is extremely bright for us, and we are focused on delivering that promising future in 2016. In July 2015, we acquired the remaining 50 percent interest in GrowHow, the largest fertilizer manufacturer in the United Kingdom, and renamed it CF Fertilisers UK. Our new U.K. operations, similar to our North American ones, have a cost-advantaged position in an import-dependent region. In August 2015, we entered into a definitive agreement to combine with the European, North American and global distribution businesses of OCI N.V., a leading global producer of nitrogen and methanol. Following the combination, the newly formed holding company will be domiciled and tax resident in the Netherlands. We believe this combination offers significant operational cost savings within both North America and Europe, along with structural synergies, W. Anthony Will President and Chief Executive Officer

Q Strategies to Yield Higher Returns A Q: Fertilizer markets were under pressure for much of 2015 due to a number of causes — oversupply and currency devaluations. How concerned were you when urea was trading at $200 per short ton? A: Leading into 2016, there were some concerns that the nitrogen cost curve wasn’t holding, largely due to developments in China, and that urea production costs might follow a similar pattern to steel and aluminum. When urea was trading in the Gulf at or below $200 per short ton, we found that this was a market with little available volume and that low pricing was largely due to timing of the reported transactions which occurred during winter months. Within weeks, as more robust demand developed, urea pricing was back in the $250 range. So, we believe supply curve fundamentals do hold in this industry, but expect there will be short-term anomalies. Q: China is a significant player in global fertilizer markets and there is a concern that many of its urea facilities continue to produce below cost. How can CF compete with these producers? A: Our view is based on economics where the highest cost producers — in this case anthracite coal-based manufacturers in China — determine the global floor price. According to industry reports, eighty-six producers in China were shut down in 2015, the first time that more production has been taken offline than added. There is also an expectation that electrical subsidies in China may cease, raising the costs of all Chinese manufacturers. At the same time, anthracite coal-based production still represents nearly 50 percent of total Chinese capacity, and we expect it will continue to be the benchmark for global floor pricing in the near term. 4 CF Industries Delivering Our Promising Future Q: In this competitive environment, where should investors find confidence? A: They should look to the fundamentals of our business. The fact is with North American natural gas costs below $2.00 per MMBtu and even if urea traded at only $200 per short ton, our cash margins on incremental production would still be north of 50 percent. We continue to generate a lot of cash, and the fundamentals of our business are still very robust. Q: What makes fertilizer different, in particular nitrogen, from commodities such as iron ore and steel that have had a very difficult time? A: Nitrogen fertilizer is not like iron ore, steel or copper. Demand has not declined. In fact, it is growing at approximately two percent per year. We have an oversupply situation that will correct itself through time. Economies may slow and building/construction may stall, but people still need to eat. Remember that nitrogen is the only fertilizer that must be applied every year. Q: Given the amount of new capacity coming online, are you concerned about oversupply? A: We expect the North American region will remain a significant importer into the next decade, at a minimum. The only plants in construction are four industrial ammonia plants and three integrated nitrogen facilities, of which we own two and will own the a Conversation with Tony Will third pending close of the proposed OCI combination. By 2017, CF expects to supply about 31 percent of North American demand. Imports will still need to provide another 30 percent. For North America to become a net exporter, nearly our entire manufacturing network would have to be replicated. Q: Do you see more supply coming online in other regions of the world? A: During the remainder of 2016 and early 2017, we expect there will be some excess supply as new plants come online and global pricing should hit a trough. Beyond that, there is no new meaningful supply coming online. You also have to factor in that demand is expected to continue to grow at two percent annually and we expect there will be ongoing shutdowns and curtailments in other regions of the world. Q: How has the integration of the remaining 50 percent of CF Fertilisers UK (formerly GrowHow) gone to date? A: It has been a home run for us. By acquiring 100 percent of the business, we have been able to change the strategy, especially with respect to product mix. We have ramped up production of ammonium nitrate (AN) substantially. That has enabled us to take share from importers, as well as urea producers. Within the first five months, we set an all-time production record at the Billingham plant, well above what our acquisition model had contemplated. Additionally, we had originally assumed gas cost in the U.K. well above $7.00 per MMBtu. As we sit here in March, gas is trading around $4.00 per MMBtu, which is a huge enhancement to our economics. Q: The domicile of the new holding company in the proposed OCI combination has changed. How does that impact the business rationale for the transaction? A: Our strategic rationale for the combination with OCI remains unchanged and is compelling. First, upon consummation of the combination, we can generate significant operational efficiencies by leveraging the new production from the Wever, IA, plant (currently being constructed by OCI) through our extensive distribution network, thereby reducing logistical costs. Second, we expect to be in a better position to export from our Donaldsonville complex by utilizing OCI’s global distribution network operating through offices in the Netherlands and Dubai, United Arab Emirates, to optimize global product flows and maximize returns. Third, we are expecting our effective tax rate to drop from 35 percent to the low 20’s. Finally, OCI’s assets in the Netherlands complement and enable cost and distribution synergies with our facilities in the U.K. 5 2015 Annual Report

Quarterly Dividend History (1) Nitrogen Capacity per 1K Shares (1)(2)(3) $0.40 35 30 28 28 $0.30 20 21 19 $0.20 14 $0.10 7 $0.00 0 2011 2012 2013 2014 2015 2011 2012 2013 2014 2015 Share Repurchase History Comparison of 5-Year Cumulative Total Return(4) $2.0 $250 $1.9B $200 $1.5 $180.75 $168.64 $150 $161.36 6 $1.0B $1.0 $100 CF Industries Delivering Our Promising Future $0.5B $0.5 $49.36 $ 50 $0.0 $ 0 2011 2012 2013 2014 2015 2010 2011 2012 2013 2014 2015 CF Industries Holdings, Inc. S&P 500 Dow Jones U.S. Commodity Chemicals Peer Group Index Year-end Sharecount(3) (Millions) 327.1 314.8 279.2 241.7 233.1 12/31/10 12/31/11 12/31/12 12/31/13 12/31/14 12/31/15 CF S&P 500 Dow Jones U.S. Commodity Chemicals Peer Group 100.00 100.00 100.00 107.95 102.11 98.08 152.56 118.45 114.36 176.87 156.82 156.61 211.03 178.29 170.03 161.36 180.75 168.64 100.00 73.65 82.50 71.23 76.16 49.36 (1) Share and per share amounts have been retroactively restated to reflect the five-for-one stock split of CF’s common stock effected in the form of a stock dividend distributed on June 17, 2015. (2) Represents nitrogen capacity as 82% of gross ammonia capacity, including joint venture interests, as stated in the 10-K for each filing period. In 2011 and 2012, excludes the 34% of Canadian Fertilizers Limited (CFL) that was owned by Viterra prior to April 30, 2013, when CFL became a wholly-owned subsidiary of CF Industries. (3) Shares outstanding as indicated in the 10-K for each filing period, adjusted for the five-for-one stock split of CF’s common stock effected in the form of a stock dividend distributed on June 17, 2015. (4) The graph above shows the cumulative total stockholder return, assuming an initial investment of $100 and the reinvestment of any subsequent dividends, as of the closing price on December 31, 2010 and ending on December 31, 2015. The chart tracks our common stock, a peer group, the Dow Jones U.S. Commodity Chemicals (DJUSCC) Index, and the Standard & Poor’s 500 Index, of which CF Industries Holdings, Inc. is a component. In constructing our peer group, we have selected Agrium Inc., The Mosaic Company and Potash Corporation of Saskatchewan Inc., all of which are publicly-traded manufacturers of agricultural chemical fertilizers with headquarters in North America. We have assumed the initial investment of $100 in the peer group index was allocated among them on the basis of their respective market capitalizations at the beginning of the period. Tons Quarterly Average Per Share $ in billions 20112012201320142015 $1.4B $0.5B 2011-2015 CAGR 72% 24

DELIVERING OUR PROMISING FUTURE More Ways to Drive More Value

DELIVERING OUR PROMISING FUTURE Through a Focused Business Model Our business model is compelling, advantaged and straightforward. There is strong, growing demand for our products, and we are able to leverage a low-cost asset base to generate significant cash flow. Demand for our product starts with basic agronomy. Unlike other crop nutrients, nitrogen must be applied annually. The amount of nitrogen applied directly correlates with crop yield. This incentivizes farmers to apply the appropriate amount of nitrogen every season. 8 CF Industries Delivering Our Promising Future Compared with other crop nutrients and many other commodities, nitrogen application is simply not discretionary if the world is going to feed its growing population, which is currently 7 billion people and is expected to increase to 9 billion by 2050. The ability to feed another 2 billion people is largely dependent upon the increased use of crop nutrients to help ensure affordable food for everyone. Since the start of this century, global nitrogen demand has increased steadily and is expected to grow at roughly two percent per year. A low-cost asset base is the other major component of our business. Natural gas is the primary feedstock used to make nitrogen fertilizer. North America has abundant natural gas resources — now measured in multiple quadrillion cubic feet — that ensure a sustainable, low-cost supply for years to come. As a result, our North American assets enjoy a significant cost advantage over producers in other parts of the world, where feedstock costs are more volatile and supplies are often prone to disruptions. Consistent and growing demand for our products, along with our cost advantaged asset base, provide a superior margin structure for our company. This has enabled us to grow cash flow capacity per share — measured by nitrogen tons per thousand shares — by over 170 percent since 2010.

Our Port Neal, IA, and Donaldsonville, LA, nitrogen complexes are among the most efficient production sites in the world. 9 2015 Annual Report

10 CF Industries Delivering Our Promising Future By the end of 2016, we expect our expansion projects to be online and generating cash flow.

DELIVERING OUR PROMISING FUTURE Through Increased Production Capacity 11 2015 Annual Report 2012 through 2016 represents one of the largest investment phases in our history, as we will have invested roughly $4.6 billion in organic expansion. This investment phase is wrapping up, and we are transitioning quickly into delivery mode. In 2012, we began the journey to expand our production capacity by over 25 percent. Upon completion, brownfield projects at our Donaldsonville, LA, and Port Neal, IA, nitrogen complexes will increase our annual production capacity by approximately 3.7 million tons. We are in the final stages of these projects and expect them to be mechanically complete or producing by mid-2016. In late-2015, the first operating unit in the expansion, the Donaldsonville urea plant, began production. In March 2016, the urea ammonium nitrate (UAN) plant began production. The ammonia plant is expected to be mechanically complete by the end of the first half of 2016. The remaining projects — Port Neal ammonia and urea plants — are also scheduled to be mechanically complete by mid-2016. By the end of 2016, we expect all these capital projects to be online and generating cash flow.

DELIVERING OUR PROMISING FUTURE Through a World-Class Production and Distribution Network Our ability to generate strong margins, cash flow and returns reflects a portfolio of world-class nitrogen-manufacturing complexes, leveraged through an unmatched distribution network and a culture of operational excellence that is committed to Doing It Right every day. 12 CF Industries Delivering Our Promising Future The scale and strategic location of our manufacturing assets and distribution facilities in North America are unmatched. We have seven nitrogen-manufacturing complexes and a distribution network that spans North America’s corn-growing region. This provides us with a tremendous degree of flexibility to meet shifts in demand due to weather, regional supply and other variables. A fundamental requirement in the crop nutrient business is the ability to get the right product to the right crops at the right time. We maintain 88 company-owned or leased distribution facilities strategically positioned throughout North America. These facilities are connected to our manufacturing complexes and our customers through a transpor-tation network of pipelines, barges, rail cars and trucks. The foundation of our asset base is an organization that is widely considered to be among the best operators in the chemical industry. We believe safety is a leading indicator of operational excellence within a manufacturing environment. During 2015, we achieved our lowest recordable incident rate in history — the fifth consecutive year of improving our record.

Our distribution network is strategically located to optimize delivery of time-sensitive crop nutrients to North American farmers. 13 2015 Annual Report

DELIVERING OUR PROMISING FUTURE Through an Expanding Global Nitrogen Platform Our intent is to leverage our core capabilities to create a unique, global nitrogen platform, able to realize superior profitability through operational efficiencies and serving customers and regions with the most urgent demands. This expansion began in the United Kingdom (U.K.), where, in July 2015, we acquired the remaining 50 percent equity interest in CF Fertilisers UK (formerly GrowHow), the country’s largest producer of nitrogen fertilizer. As in North America, the U.K. depends heavily on imports — up to 40 percent — to meet its nitrogen requirements. The country also enjoys favorable natural gas pricing dynamics and trends. 14 Our U.K. operations include two facilities. Ince is located in northwestern England and the Billingham facility is located in northeastern England. Combined, the two facilities have the capacity to produce approximately 0.9 million tons of gross ammonia, 1.2 million tons of ammonium nitrate (AN) and 0.4 million tons of nitrogen potash phosphate (NPK) compound fertilizer products. CF Industries Delivering Our Promising Future In addition to CF Fertilisers UK, we are further expanding our presence in Western Europe through our proposed combination with OCI’s European, North American and global distribution businesses under a new holding company domiciled in the Netherlands. This combination is expected to add 5.3 million tons of capacity by adding three world-class facilities to our portfolio: one in Geleen, Netherlands, another in Wever, IA, and a methanol and ammonia plant in Beaumont, TX. These facilities complement our assets by creating significant synergies, sharing capabilities and enabling product flows that leverage existing distribution systems and customer relationships. Upon completion, the OCI combination also allows us the opportunity to expand global distribution of our products through OCI’s global distribution network operating through offices in the Netherlands and Dubai, United Arab Emirates. Our nitrogen complex in Donaldsonville, LA, is strategically located on the Mississippi River just outside New Orleans. From there, five docks — including two deepwater docks for ocean-going vessels — provide us with direct access to the Gulf of Mexico and global agricultural customers. In addition to all of the operational synergies, the combination is expected to allow us to reduce our tax rate from approximately 35 percent to a rate in the low 20’s. This provides an opportunity to become a much more efficient generator of cash flow.

Billingham, U.K. Ince, U.K. Geleen, Netherlands Current CF facility — 100 percent ownership achieved in 2015 Assets expected to be acquired in the proposed OCI combination Wever, IA Dubai, UAE Beaumont, TX 15 2015 Annual Report With easy access to the Gulf of Mexico, our Donaldsonville complex is ideally situated to export nitrogen products beyond North America.

EXECUTIVE OFFICERS W. Anthony Will President and Chief Executive Officer Christopher D. Bohn Senior Vice President, Manufacturing Adam L. Hall Vice President, Corporate Development Dennis P. Kelleher Senior Vice President and Chief Financial Officer Bert A. Frost Senior Vice President, Sales, Distribution and Market Development Richard A. Hoker Vice President and Corporate Controller Douglas C. Barnard Senior Vice President, General Counsel and Secretary Wendy S. Jablow Senior Vice President, Human Resources 16 CF Industries Delivering Our Promising Future BOARD OF DIRECTORS Stephen A. Furbacher Chairman of the Board, CF Industries’ Lead Independent Director, Retired President and Chief Operating Officer, Dynegy Inc. Stephen J. Hagge President and Chief Executive Officer, AptarGroup, Inc. Edward A. Schmitt Retired Chairman, President and Chief Executive Officer, Georgia Gulf Corporation John D. Johnson Retired President and Chief Executive Officer, CHS Inc. Theresa E. Wagler Executive Vice President and Chief Financial Officer, Steel Dynamics, Inc. Robert C. Arzbaecher Retired Chairman, President and Chief Executive Officer, Actuant Corporation Robert G. Kuhbach Retired Vice President and Chief Financial Officer, Dover Corporation W. Anthony Will President and Chief Executive Officer, CF Industries Holdings, Inc. William Davisson Retired Chief Executive Officer, GROWMARK, Inc. Anne P. Noonan President, Performance Chemicals OMNOVA Solutions Inc.

CF Industries Holdings, Inc. (NYSE: CF) is the global leader in nitrogen fertilizer manufacturing — products that provide essential nutrients to increase the yield and quality of crops. The company is headquartered in Deerfield, IL, and employs approximately 2,900 people company-wide. North America Medicine Hat, AB Courtright, ON Port Neal, IA Woodward, OK Verdigris, OK Donaldsonville, LA Yazoo City, MS 17 2015 Annual Report United Kingdom Billingham, U.K. Ince, U.K. Trinidad and Tobago Point Lisas, Trinidad and Tobago

FINANCIAL HIGHLIGHTS (1) (in millions, except per share amounts and percentages) 18 CF Industries Delivering Our Promising Future (1) Share and per share amounts have been retroactively restated for all prior periods presented to reflect the five-for-one split of the Company’s common stock effected in the form of a stock dividend that was distributed on June 17, 2015. (2) Reflects decrease of 8.9 million shares resulting from share repurchases in 2015. (3) Reflects decrease of 7.7 million shares resulting from share repurchases in 2014. (4) Reflects decrease of 7.3 million shares resulting from share repurchases in 2013. (5) In the third quarter of 2015, the Company changed its reportable segment structure to separate AN from other segments as its AN products increased in significance as a result of the CF Fertilisers UK acquisition. FOR THE YEAR 2015 20142013 Net Sales Gross Margin Net Earnings Attributable to Common Stockholders Earnings Per Diluted Share(1) EBITDA Capital Expenditures AT YEAR-END $ 4,308.3 $ 1,547.1 $699.9 $2.96 $ 1,666.3 $ 2,469.3 $ 4,743.2$ 5,474.7 $ 1,778.5$ 2,520.2 $ 1,390.3$ 1,464.6 $5.42$4.95 $ 2,712.3$ 2,684.9 $ 1,808.5$823.8 Cash and Cash Equivalents Total Assets Customer Advances Total Debt Total Equity Common Shares Outstanding(1) SEGMENT INFORMATION(5) (in millions, except percentages) $286.0 $ 12,738.9 $161.5 $ 5,592.7 $ 4,387.2 233.1(2) $ 1,996.6$ 1,710.8 $ 11,254.2$ 10,618.1 $325.4$120.6 $ 4,592.5$ 3,098.1 $ 4,572.5$ 5,438.4 241.7(3)279.2(4) Nitrogen Product Segments Sales Volume (Tons) Net Sales Gross Margin Gross Margin Percentage Phosphate Segment Sales Volume (Tons) Net Sales Gross Margin Gross Margin Percentage 13.7 $ 4,308.3 $ 1,547.1 35.9% — $— $— —% 13.312.9 $ 4,574.8$ 4,677.8 $ 1,768.4$ 2,445.3 38.7% 52.3% 0.51.9 $168.4$796.9 $10.1$74.9 6.0% 9.4%

RECONCILIATION OF NET RECONCILIATION OF EBITDA TO ADJUSTED EBITDA (millions of U.S. dollars) E A R N I N G S T O (millions of U.S. dollars) TWELVE MONTHS E B I TD A TWELVE MONTHS 38.4 Expenses related to capacity Loss on sale of equity method RECONCILIATION OF NON-GAAP FINANCIAL MEASURES EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income) – net, income taxes, and depreciation and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in non-controlling interest. We have presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is defined as EBITDA with adjustments for the selected items included in the above reconciliation of EBIDTA to adjusted EBITDA. We have presented adjusted EBITDA because management uses adjusted EBITDA as a supplemental financial measure in the comparison of year-over-year performance. (1) For 2015, income taxes includes a tax benefit of $10.9 million on the loss on sale of a non-operating equity method investment, which is included in equity in earnings of non-operating affiliates – net of taxes on our consolidated statement of operations. 19 2015 Annual Report ENDED DECEMBER 31 2015 2014 EBITDA $ 1,666.3 $ 2,712.3 Unrealized mark-to-market losses on natural gas derivatives Losses on foreign currency derivatives expansion projects investments Lump-sum pension settlement charges Transaction costs Gain on remeasurement of CF Fertilisers UK investment Impairment of equity method investment in PLNL Gain on sale of phosphate business 176.3 21.6 51.3 42.8 — 56.9 (94.4) 61.9 — 79.5 30.7 — 13.1 — — — (750.1) Total 316.4 (588.4) Adjusted EBITDA $ 1,982.7 $ 2,123.9 ENDED DECEMBER 31 2015 20142013 Net earnings attributable to common stockholders Interest expense (income) – net Income taxes(1) Depreciation, depletion and amortization Less: Other adjustments $699.9 131.6 384.9 479.6 (29.7) $ 1,390.3$ 1,464.6 177.3147.5 773.0686.5 392.5410.6 (20.8)(24.3) EBITDA $ 1,666.3 $ 2,712.3$ 2,684.9

No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information CF B.V. (“New CF”) has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-207847) that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The definitive proxy statement/ prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/ prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542. Participants in the Solicitation CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2016 annual meeting of stockholders. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF. 20 CF Industries Delivering Our Promising Future

CORPORATE HEADQUARTERS CF Industries Holdings, Inc. 4 Parkway North, Suite 400 Deerfield, Illinois 60015-2590 Telephone 847.405.2400 REQUEST FOR ANNUAL REPORT ON FORM 10-K Investors may download a copy from the company’s website at cfindustries.com. Stockholders also may, upon request to investor relations at the corporate headquarters address shown on this page, receive a hard copy of the company’s complete audited financial statements free of charge. INDEPENDENT AUDITORS KPMG LLP Chicago, Illinois 60601 STOCK LISTING AND PERFORMANCE Shares of CF Industries Holdings, Inc.’s common stock trade on the New York Stock Exchange (NYSE) under the symbol “CF.” The price data shown is for NYSE trading, adusted to reflect the five-for-one stock split of CF’s common stock effected in the form of a stock dividend distributed on June 17, 2015. CORPORATE GOVERNANCE Information on CF Industries Holdings, Inc.’s corporate governance, including its board of directors, management, board committees, code of corporate conduct and corporate governance guidelines, can be found on the investor relations section of the company’s website at cfindustries.com. DIVIDEND POLICY CF Industries Holdings, Inc. pays quarterly cash dividends on its common stock at a rate of $0.30 per share. It expects to pay quarterly cash dividends on the common stock at an annual rate of $1.20 per share. The declaration and payment of dividends to holders of common stock is at the discretion of the board of directors and will depend on many factors, including general economic and business conditions, strategic plans, financial results and condition, legal requirements and other factors as the board of directors deems relevant. The company currently does not offer a dividend reinvest-ment plan. STOCKHOLDER QUESTIONS Stockholders with questions about the company, its operations and performance should contact investor relations at the corporate headquarters address or phone number. Stockholders with questions about their CF Industries stockholder accounts should contact the company’s transfer agent and registrar as follows: FORWARD-LOOKING STATEMENTS All statements in this publication, other than those relating to historical facts, are “forward-looking statements” within the meaning of federal securities laws. The company’s safe harbor statement, describing those statements and detailing certain risks and uncertainties involved in those statements, is found in the enclosed annual report on Form 10-K. It is also found in the company’s filings, financial news releases and presentations. Correspondence: Computershare P.O. Box 30170 College Station, TX 77842-3170 Overnight correspondence: Computershare 211 Quality Circle, Suite 210 College Station, TX 77845 INVESTOR INFORMATION A copy of this annual report, as well as company news releases, SEC filings and other materials of interest to stockholders, can be found on the investor relations section of the company’s website at cfindustries.com. Shareholder website: www.computershare.com/investor Shareholder online inquiries: https://www-us.computershare.com/investor/contact QUARTERLY CONFERENCE CALLS, INVESTOR CONFERENCES AND INVESTOR EMAIL UPDATES CF Industries Holdings, Inc. conducts quarterly conference calls and updates to discuss the company’s performance and prospects. The company’s executives also regularly appear at major investor conferences in the U.S. and interna-tionally. These generally are accessible via the company’s website at cfindustries.com. At the site, investors also may sign up to receive e-mail alerts to news, upcoming events and corporate filings. Telephone inquiries: 866.298.4984 — U.S. 201.680.6578 — Outside U.S. 2015 CLOSE HIGH LOW Q1$56.74$62.89$54.60 Q2$64.28$65.69$55.60 Q3$44.90$70.32$43.88 Q4$40.81$54.27$39.64

OCFindustries· CF Industries Holdings. Inc. 4 ParkWay North, Suite 400 Deer11eld, lllinois 60015-2590 ctlndust es.com